UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2017

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On January 9, 2017, Cellect Biotechnology Ltd. (the “Company”) convened an extraordinary general meeting of the Company’s ordinary shareholders and ADS holders and a meeting of the holders of the Company’s Series-1 Stock Options (the “Meetings”). Due to a lack of quorum of ordinary shareholders and ADS holders at the first meeting and Series-1 Stock Option holders at the second meeting, all of the Meetings were adjourned for one week to the same day, time and place. Accordingly, (i) a meeting of ordinary shareholders and ADS holders will be reconvened on Monday, January 16, 2017 at 3:00 p.m. in the offices of the Company’s attorneys, Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., 12 Aba Hillel Street, Ramat Gan, Israel; and (ii) a meeting of Series-1 Stock Option holders will be reconvened on Monday, January 16, 2017 at 3:30 p.m. in the offices of the Company’s attorneys, Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., 12 Aba Hillel Street, Ramat Gan, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd. (Registrant) By /s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni
Chief Executive Officer

Date: January 9, 2017